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         FORM 4                                                                                            OMB APPROVAL
--------------------                                                                                  ------------------------------

[ ] Check this box if no longer subject to Section                                                    OMB Number:          3235-0287
    16. Form 4 or Form 5 obligations may                                                              Expires:     December 31, 2001
    continue.  See Instruction 1(b).                                                                  Estimated average burden
                                                                                                      hours per response         0.5


                                               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                            Washington, D.C. 20549

                                                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
                               Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


----------------------------------------- -------------------------------------------- ---------------------------------------------
1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to
                                                                                          Issuer (Check all applicable)
   Feinberg, Larry N.                        Mediware Information Systems, Inc. ("MEDW")
----------------------------------------- --------------------------------------------
(Last)        (First)          (Middle)   3. IRS or Social   4. Statement for              [ ] Director         [X] 10% Owner
                                             Security Number    Month/Year                 [ ] Officer (give    [ ] Other (specify
   c/o Oracle Associates, LLC                of Reporting                                      title below)         below)
   200 Greenwich Avenue, 3rd Floor           Person             September, 2001
                                             (Voluntary)
-----------------------------------------                    ------------------------- ---------------------------------------------
            (Street)                                         5. If Amendment, Date of  7. Individual or Joint/Group Filing
                                                                Original (Month/Year)     (Check Applicable Line)
                                                                                       [X] Form filed by One Reporting Person
   Greenwich, CT 06830                                                                 [ ] Form filed by More than One Reporting
                                                                                           Person
----------------------------------------- ------------------ ------------------------- ---------------------------------------------
(City)           (State)            (Zip)
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------------------------------------------------------------------------------------------------------------------------------------
                                               Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security (Instr. 3)    2. Trans-    3. Trans-    4. Securities Acquired (A)  5.  Amount of     6. Owner-    7. Nature
                                       action       action       or Disposed of (D)           Securities       ship         of In-
                                       Date         Code         (Instr. 3, 4 and 5)          Beneficially     Form:        direct
                                                  (Instr. 8)                                  Owned at         Direct       Bene-
                                      (Month/                                                 End of           (D) or       ficial
                                       Day/                                                   Month            Indirect     Owner-
                                       Year)                                                  (Instr. 3        (I)          ship
                                                                                              and 4)         (Instr. 4)   (Instr. 4)

                                                ------------ ---------------------------

                                                 Code    V   Amount  (A) or (D)   Price

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                         09/10/01      P          4,000   A (3)       3.00       1,322,336           I           (1)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                         09/19/01   P,J(8)        2,000   A (3)       2.95       1,322,336           I           (1)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                         09/20/01   P,J(8)       10,500   A (3)       2.95       1,322,336           I           (1)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                         09/21/01   P,J(8)       16,800   A (3)       3.042      1,322,336           I           (1)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                         09/24/01      P          1,800   A (3)       3.03       1,322,336           I           (1)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                         09/25/01      P         13,000   A (4)       3.03       1,322,336           I           (1)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                         09/26/01      P            500   A (5)       3.00       1,322,336           I           (1)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                         09/27/01      P          5,000   A (6)       3.118      1,322,336           I           (1)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                         09/28/01      P         25,000   A (7)       3.35       1,322,336           I           (1)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                                                                                    50,000           D           (2)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


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FORM 4 (continued)        Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
---------------------------------------------------------------------------------------------------------------------------
1. Title of           2. Conver-     3.Trans-   4. Transac-   5. Number of     6. Date Exer-      7. Title and Amount of
   Derivative            sion or       action      tion Code     Derivative       cisable and        Underlying Securities
   Security              Exercise      Date        (Instr. 8)    Securities       Expiration         (Instr. 3 and 4)
   (Instr. 3)            Price of      (Month/                   Acquired (A)     Date (Month/
                         Derivative    Day/                      or Disposed      Day/Year)
                         Security      Year)                     of (D)
                                                                 (Instr.3, 4,
                                                                 and 5)





                                                Code     V     (A)     (D)      Date     Expira-               Amount or
                                                                                Exer-     tion       Title     Number of
                                                                               cisable    Date                   Shares
--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------
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[CONTINUATION OF THE ABOVE CHART]
--------------------------------------------------------------------
8. Price of     9. Number       10. Owner-       11. Nature
   Derivative      of Deriv-        ship             of In-
   Security        ative            Form             direct
   (Instr. 5)      Secur-           of De-           Bene-
                   ities            rivative         ficial
                   Bene-            Secu-            Owner-
                   ficially         rity:            ship
                   Owned            Direct           (Instr. 4)
                   at               (D) or
                   End              Indi-
                   of               rect (I)
                   Month            (Instr. 4)
                   (Instr. 4)



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Explanation of Responses:

(1) The shares of Common Stock to which this note relates are held directly by Oracle Partners, L.P. ("Oracle Partners") (646,800 shares), Oracle Institutional Partners, L.P. ("Oracle Institutional") (170,300 shares), SAM Oracle Investments, Inc. ("SAM Investments") (265,736 shares), Oracle Offshore Limited ("Oracle Offshore") (179,500 shares) and the Oracle Management, Inc. Employees Retirement Plan (the "Retirement Plan") (60,000 shares). Oracle Investment Management, Inc. (the "Investment Manager") serves as investment manager to and has investment discretion over the securities held by SAM Investments, Oracle Offshore and the Retirement Plan. The undersigned is (i) the senior managing member of Oracle Associates, LLC, the general partner of Oracle Partners and Oracle Institutional, (ii) the sole shareholder and president of the Investment Manager and (iii) the trustee of The Feinberg Family Foundation (the "Foundation"). In accordance with Instruction 4(b)(iv), the entire number of shares of Common Stock held by Oracle Partners, Oracle Institutional, SAM Investments, Oracle Offshore and the Retirement Plan is reported as shares of Common Stock to which this note relates. The undersigned disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except as to such securities representing the undersigned's pro rata interest in, and interest in the profits of, Oracle Partners, Oracle Institutional, SAM Investments, Oracle Offshore and the Retirement Plan.

(2) The shares of Common Stock to which this note relates are held directly by the undersigned as trustee for the Foundation.

(3) The share of Common Stock to which this note relates were acquired by Oracle Offshore.

(4) The shares of Common Stock to which this note relates were acquired by Oracle Offshore (8,300 shares) and Oracle Institutional (4,700 shares).

(5) The shares of Common Stock to which this note relates were acquired by Oracle Offshore (100 shares), Oracle Institutional (100 shares) and Oracle Partners (300 shares).

(6) The shares of Common Stock to which this note relates were acquired by Oracle Offshore (2000 shares), Oracle Institutional (1000 shares) and Oracle Partners (2000 shares).

(7) The shares of Common Stock to which this note relates were acquired by Oracle Offshore (4,500 shares), Oracle Institutional (4,300 shares) and Oracle Partners (16,200 shares).

(8) Purchases of Common Stock to which this note relates are entitled to the exemption set forth in Emergency Order Pursuant to Section 12(k)(2) of the Securities Exchange Act of 1934 Taking Temporary Action to Respond to Market Developments, Exchange Act Release No. 44791 (September 14, 2001).

  /s/ Larry N. Feinberg           October 10, 2001
-------------------------------   ----------------
**Signature of Reporting Person        Date

  Larry N. Feinberg,
  as senior managing member of
    Oracle Associates, LLC, the
    general partner of
    Oracle Partners, L.P. and
    Oracle Institutional Partners, L.P., and as president of Oracle Investment Management, Inc.

  /s/ Larry N. Feinberg           October 10, 2001
-------------------------------   ----------------
**Signature of Reporting Person        Date

  Larry N. Feinberg


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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